Exhibit 12.1
Quidel Corporation
Computation of Ratio of Earnings to Fixed Charges (in thousands, except ratios)

	Quarter
	Ended
	June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005

Earnings:
Income (loss) from continuing operations before provision (benefit) for income taxes	$(8,130)	$52,149	$29,769	$20,524	$15,030	$(5,327)
+ Fixed charges	884	1,660	1,227	1,140	1,347	1,403

Total earnings (loss) available for fixed charges	$(7,246)	$53,809	$30,996	$21,664	$16,377	$(3,924)

Fixed charges:
Interest expense	$611	$767	$671	$736	$757	$808
+ Amortization of capitalized expenses related to indebtedness	121	639	261	130	136	117
+ Estimate of the interest within rental expense	152	254	295	274	454	478

Total fixed charges	$884	$1,660	$1,227	$1,140	$1,347	$1,403

Ratio of Earnings to Fixed Charges	(8.19)	32.41	25.26	19.00	12.16	(2.80)

Deficiency in the coverage of fixed charges by earnings (loss) available for fixed charges	$8,130					$5,327